EXHIBIT 99.100

FOR IMMEDIATE RELEASE

High Tide Extends Maturity of Senior Credit Facility and Reduces Interest Rate

Calgary, AB, December 14, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (FRA: 2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that, further to its news release dated January 7, 2020, Windsor Private Capital (“Windsor”) has agreed to extend the maturity of its credit facility (the “Facility”) pursuant to a loan amendment agreement entered into between the parties on December 8, 2020 (the “Loan Amendment”). The Loan Amendment extends the maturity date by one year from December 15, 2020 to December 31, 2021 and a subsequent one-year extension moves the maturity date from December 31, 2021 to December 31, 2022. In addition, Windsor agreed to reduce the interest rate from 11.5% to 10.0% per annum.

“Throughout 2020, we worked closely with Windsor to navigate unprecedented economic conditions while also executing on valuable opportunities. We greatly appreciate Windsor’s renewed support and the terms of the loan amendment speak volumes about the quality of our working relationship,” said Raj Grover, President & Chief Executive Officer of High Tide. “We are pleased with the development of High Tide’s business and operations to date, as well as the completion of the acquisition of Meta and the substantial synergies which will be realized as the two companies are integrated. We welcome the opportunity to continue being a partner of High Tide as it continues executing on its business plan,” added Jordan Kupinsky, Managing Partner of Windsor.

As of December 14, 2020, the Facility has a total outstanding principal balance of $6,000,000, with $4,000,000 of undrawn capacity. The principal amount advanced under the Facility is convertible during the term at any time, at Windsor’s option, into common shares in the capital of High Tide (“Shares”) at a conversion price of $0.17 (the “Conversion Price”). Any additional draws on the undrawn capacity remains subject to approval from the TSX Venture Exchange (“TSXV”) and have a conversion price at the greater of (i) $0.17 and (ii) the market price at the time of such future draw. Under the Loan Amendment, Windsor also agreed to remove the downward adjustment provisions relating to the Conversion Price.

In addition, High Tide and Windsor have agreed to amend the terms of the warrants (the “Warrant Amendment”) issued to Windsor on January 7, 2020 in connection with entering into the Facility. The Company issued to Windsor 58,823,529 warrants to purchase 58,823,529 Shares at a price per Share equal to 150% of the Conversion Price in effect on the date of exercise for a period of two years from the date of issuance (the “Warrants”). As of December 8, 2020, of the 58,823,529 Warrants only 35,294,117 Warrants have vested while the remaining 23,529,412 Warrants have not vested. The parties agreed to amend the Warrants to: (i) confirm that only 35,294,117 Warrants have vested, while the remaining 23,529,412 are no longer eligible to vest and are cancelled, (ii) set the exercise price at $0.255, (iii) remove the downward adjustment provisions relating to the exercise price, and (iv) extend the expiry to December 31, 2022.

Furthermore, as disclosed in the Company’s news release dated November 18, 2020, High Tide has finalized the extension of the maturity date of a total $4,250,000 of convertible debentures to December 31, 2022, comprised as follows:

●	$1,250,000 of its convertible debentures originally issued on December 12, 2018 with an original maturity date of December 12, 2020, now having a maturity date of December 31, 2022.
●	$1,000,000 of its convertible debentures originally issued on June 14, 2019, with an original maturity date of June 14, 2021, now having a maturity date of December 31, 2022.
●	$2,000,000 of its convertible debentures originally issued on December 4, 2019, with an original maturity date of December 4, 2021, now having a maturity date of December 31, 2022.

As partial consideration for these extensions, High Tide has agreed that the principal amount of these debentures is convertible during the term at any time, at the debenture holder’s option, into Shares at a conversion price of $0.22. These extensions and conversion adjustments remain subject to final approval from the TSXV and form part of a comprehensive restructuring of the Company to extend the maturity dates on all existing debentures to provide further balance sheet flexibility for High Tide.

As certain officers and directors of the Company participated in these debenture extensions, it is considered related party transactions for the purposes of Multilateral Instrument 61- 101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The participation of the director and officer is exempt from the formal valuation and minority shareholder approval requirements provided under MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(a) of MI 61-101. The Company is relying on an exemption from the formal valuation and minority shareholder approval requirements of MI 61-101 available because the fair market value of the debentures pertaining to the director and officer does not exceed 25% of the Company’s market capitalization, as determined in accordance with MI 61-101. The Company did not file a material change report related to these debenture extensions more than 21 days before the expected closing of the debenture extensions as required by MI 61-101 since the details of the debenture extensions were not settled until shortly prior to the debenture extensions and the Company wished to close on an expedited basis for sound business reasons.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 67 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release are based on certain assumptions made by High Tide. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide’s public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

CONTACT INFORMATION

High Tide Inc.
Vahan Ajamian

Vice President, Capital Markets

ir@hightideinc.com

Tel. 1 (403) 770-9435; extension 116

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